UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Heritage Financial Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42722X106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

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CUSIP No. 42722X106	Page 2 of 6 Pages

1.	Names of reporting persons Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 47-0339250
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Nebraska
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 926,842
	6.	Shared voting power 0
	7.	Sole dispositive power 926,842
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 926,842
10.	Check box if the aggregate amount in Row 9 excludes certain shares* ☐
11.	Percent of class represented by amount in Row 9 5.72%
12.	Type of reporting person* IC

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CUSIP No. 42722X106	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Heritage Financial Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

201 Fifth Avenue S.W.

Olympia, WA 98501

Item 2(a).	Name of Person Filing:

Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society

Item 2(b).	Address of Principal Business Office:

The address of the Reporting Person is:

1700 Farnam St.

Omaha, NE 68102

Item 2(c).	Citizenship:

Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society

is a fraternal benefit society organized under the laws of the state of Nebraska.

Item 2(d).	Title of Class of Securities

Common Stock, no par value per share

Item 2(e).	CUSIP Number:

42722X106

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CUSIP No. 42722X106	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

As of the date of this filing, Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society, a fraternal benefit society organized under the laws of the state of Nebraska (the “Reporting Person”), is the beneficial owner of 926,842 shares (the “Woodmen Shares”) of the common stock, no par value per share (the “Common Stock”), of Heritage Financial Corporation (the “Issuer”), which constitutes approximately 5.72% of the Issuer’s outstanding shares of Common Stock, based upon 16,210,747 shares of Common Stock outstanding as of December 31, 2013, as reported in the Issuer’s condensed statements of financial condition included in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2014. The Reporting Person has sole power to vote and dispose of the Woodmen Shares.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

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CUSIP No. 42722X106	Page 5 of 6 Pages

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

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CUSIP No. 42722X106	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2014

Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society

By:	/S/ Damian Howard
Name:	Damian Howard
Title:	Director, Equities Investment